United States
Securities and Exchange Commission
Washington, D.C.  20549

Schedule 13D
Under the Securities Exchange Act of 1934
(Amendment No.         )

Algoma Steel Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

01566M 20 4
(CUSIP Number)

Howard Amster, 23811 Chagrin Blvd, Suit 200
Beachwood, OH 44122-5525  (216) 595-1047
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 7, 2002
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e),240.13d-1(f) or
240.13d-1(g), check the following box. (   )

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties to whom copies are to sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act or 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


1	Name of Reporting Person		Howard Amster


2	If a Member of a Group	a)	/     /
					b)        / X/


3	SEC Use Only


4	Source of Funds		PF


5	Check if Disclosure of Legal Proceedings is Required


6	Citizenship or Place of Organization		USA

Number of	7	Sole Voting Power		  1,245,185	747,111*
Shares
Beneficially	8	Shared Voting Power	 	     181,159	108,698*
Owned by
Each		9	Sole Dispositive Power	  1,245,185	747,111*
Reporting
Person 	          10	Shared Dispositive Power	     181,159	108,698*


11	Aggregate Amount Beneficially Owned by Each Reporting Person

							 1,859,225     1,115,535*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares


13	Percent of Class Represented by Amount in Row (11) 6.19 %, 5.58 %*


14	Type of Reporting Person	IN

* Does not include shares issuable if 1% convertible notes are not converted.







1	Name of Reporting Person		Amster Trading Company


2	If a Member of a Group	a)	/     /
					b)        /X /


3	SEC Use Only


4	Source of Funds		WC


5	Check if Disclosure of Legal Proceedings is Required


6	Citizenship or Place of Organization		USA

Number of	7	Sole Voting Power
Shares
Beneficially	8	Shared Voting Power		101,739	61,046*
Owned by
Each		9	Sole Dispositive Power
Reporting
Person 	          10	Shared Dispositive Power	101,739	61,046*


11	Aggregate Amount Beneficially Owned by Each Reporting Person

							101,739	61,046*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares


13	Percent of Class Represented by Amount in Row (11) .34 %  .3 %*


14	Type of Reporting Person		CO


* Does not include shares issuable if 1% convertible notes are not converted.




1	Name of Reporting Person		Tamra F. Gould


2	If a Member of a Group	a)	/     /
					b)        / X/


3	SEC Use Only


4	Source of Funds		PF


5	Check if Disclosure of Legal Proceedings is Required


6	Citizenship or Place of Organization		USA

Number of	7	Sole Voting Power
Shares
Beneficially	8	Shared Voting Power		44,967		16,347*
Owned by
Each		9	Sole Dispositive Power
Reporting
Person 	          10	Shared Dispositive Power	44,967		16,347*


11	Aggregate Amount Beneficially Owned by Each Reporting Person

							44,967		16,347*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares


13	Percent of Class Represented by Amount in Row (11) .15%   .08 %*


14	Type of Reporting Person		IN


* Does not include shares issuable if 1% convertible notes are not converted.



1	Name of Reporting Person		Gould Trading Company


2	If a Member of a Group	a)	/    /
					b)        /X/


3	SEC Use Only


4	Source of Funds


5	Check if Disclosure of Legal Proceedings is Required


6	Citizenship or Place of Organization

Number of	7	Sole Voting Power
Shares
Beneficially	8	Shared Voting Power		44,967		16,347*
Owned by
Each		9	Sole Dispositive Power
Reporting
Person 	          10	Shared Dispositive Power	44,967		16,347*


11	Aggregate Amount Beneficially Owned by Each Reporting Person

							44,967		16,347*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares


13	Percent of Class Represented by Amount in Row (11) .15%	  .08%*


14	Type of Reporting Person		CO

* Does not include shares issuable if 1% convertible notes are not converted.






1	Name of Reporting Person		Pleasant Lake Apts. Corp.


2	If a Member of a Group	a)	/    /
					b)        /X/


3	SEC Use Only


4	Source of Funds		WF


5	Check if Disclosure of Legal Proceedings is Required


6	Citizenship or Place of Organization		U.S.A.

Number of	7	Sole Voting Power
Shares
Beneficially	8	Shared Voting Power		79,420		47,652*
Owned by
Each		9	Sole Dispositive Power
Reporting
Person 	          10	Shared Dispositive Power	79,420		47,652*


11	Aggregate Amount Beneficially Owned by Each Reporting Person

							79,420		47,652*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares


13	Percent of Class Represented by Amount in Row (11) .26%	 .24 %*


14	Type of Reporting Person		CO

* Does not include shares issuable if 1% convertible notes are not converted.




1	Name of Reporting Person	Pleasant Lakes Apts. Ltd. Partnership


2	If a Member of a Group	a)	/     /
					b)        / X/


3	SEC Use Only


4	Source of Funds		OO


5	Check if Disclosure of Legal Proceedings is Required


6	Citizenship or Place of Organization		U.S.A.

Number of	7	Sole Voting Power
Shares
Beneficially	8	Shared Voting Power		79,420		47,652*
Owned by
Each		9	Sole Dispositive Power
Reporting
Person 	          10	Shared Dispositive Power	79,420		47,652*


11	Aggregate Amount Beneficially Owned by Each Reporting Person

							79,420		47,652*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares


13	Percent of Class Represented by Amount in Row (11) .26%  .24 %*


14	Type of Reporting Person		OO


* Does not include shares issuable if 1% convertible notes are not converted.




1	Name of Reporting Person		Ramat Securities Ltd.


2	If a Member of a Group	a)	/     /
					b)        / X/


3	SEC Use Only


4	Source of Funds		WF


5	Check if Disclosure of Legal Proceedings is Required


6	Citizenship or Place of Organization		U.S.A.

Number of	7	Sole Voting Power		432,881	259,726*
Shares
Beneficially	8	Shared Voting Power
Owned by
Each		9	Sole Dispositive Power	432,881	259,726*
Reporting
Person 	          10	Shared Dispositive Power


11	Aggregate Amount Beneficially Owned by Each Reporting Person

							432,881	259,726*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares


13	Percent of Class Represented by Amount in Row (11) 1.44% 1.3 %*


14	Type of Reporting Person		BD


* Does not include shares issuable if 1% convertible notes are not converted.





Item 1.		Security and Issuer

Algoma Steel Inc., new common stock
CUSIP 01566M 20 4



		Algoma Steel Inc.
		105 West Street
		Sault Ste. Marie, Ontario, Canada P6a 7B4
		(705) 945-2351

This Schedule 13D is being filed because the Member Group had owned Algoma Steel 12.375% bonds due 7/15/05 that were cancelled and exchanged for 11% notes, 1% convertible notes and new common shares of Algoma Steel Inc.

The distribution of the securities were received 3/7/02.

Item 2.		Identity and Background

Howard Amster and Tamra F. Gould are husband and wife. Each has independent assets and each disclaims any beneficial ownership in the other's assets.

Howard Amster is the 100% owner of Amster Trading Company and as such can be deemed the beneficial owner of such entity and may be deemed to have shared voting and dispositive power over shares owned by Amster Trading Company.

Howard Amster is the 100% owner of Pleasant Lake Apts. Corp and as such can be deemed the beneficial owner of such entity and may be deemed to have shared voting and dispositive power over shares owned by Pleasant Lake Apts. Ltd. Partnership. Pleasant Lake Apts. Corp. is the General Partner of Pleasant Lake Apts. Ltd. Partnership.

Howard Amster is an 83% owner of Ramat Securities Ltd. Howard Amster can be deemed to be a beneficial owner of any securities owned by Ramat Securities Ltd., but because he does not control the voting or dispositive power of any securities owned by Ramat securities Ltd., Mr. Amster disclaims shared voting power and shared dispositive power of those shares.




Tamra F. Gould is the 100% owner of Gould Trading Company and as such can be deemed the beneficial owner of such entity and may be deemed to have shared voting and dispositive power over shares owned by Gould Trading Company.

a)	Howard Amster
b)	25812 Fairmount Blvd, Beachwood, Ohio 44122
c)	Present principal occupation-Principal, Ramat Securities Ltd.
	broker-dealer, 23811 Chagrin Blvd., #200 Beachwood, OH
d)	Howard Amster has not been convicted in any criminal
	proceedings (excluding traffic violations or similar misdemeanors, if any) within the last five years.
e)	Howard Amster has not been a party to any civil proceedings of a
	judicial or administrative body of competent jurisdiction of the type described in Item 2 of Schedule 13D within the last five years.

a)	Tamra F. Gould
b)	25812 Fairmount Blvd, Beachwood, Ohio 44122
c)	Present principal occupation-Securities Trader, Tamar Securities, Inc.
	broker-dealer, 23811 Chagrin Blvd., #200 Beachwood, OH
d)	Tamra F. Gould has not been convicted in any criminal
	proceedings (excluding traffic violations or similar misdemeanors,
	if any) within the last five years.
e)	Tamra F. Gould has not been a party to any civil proceedings of a
	judicial or administrative body of competent jurisdiction of the type described in Item 2 of Schedule 13D within the last five years.

Amster Trading Company, 25812 Fairmount Blvd, Beachwood, Ohio 44122
Investments
d)	Neither the officers, directors, or shareholders of Amster Trading
	Company have been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors, if any) within the last five years.
e)	Neither the officers, directors or shareholders of Amster Trading
	Company have been a party to any civil proceedings of a judicial or administrative body of competent jurisdiction of the type described in Item 2 of Schedule 13D within the last five years.







Gould Trading Company, 25812 Fairmount Blvd, Beachwood, Ohio 44122
Investments
d)	Neither the officers, directors, or shareholders of Gould Trading
	Company have been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors, if any) within the last five years.
e)	Neither the officers, directors or shareholders of Gould Trading
	Company have been a party to any civil proceedings of a judicial or administrative body of competent jurisdiction of the type described in Item 2 of Schedule 13D within the last five years.

Pleasant Lake Apts. Corp., 25812 Fairmount Blvd, Beachwood, Ohio 44122
Investments
d)	Neither the officers, directors, or shareholders of Pleasant Lake Apts.
	Corp. have been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors, if any) within the last five years.
e)	Neither the officers, directors or shareholders of Pleasant Lake Apts.
	Corp. have been a party to any civil proceedings of a judicial or administrative body of competent jurisdiction of the type described in Item 2 of Schedule 13D within the last five years.

Pleasant Lake Apts. Ltd. Partnership, 7530 Lucerne Dr., #101, Middleburg Heights, Ohio 44120
Investments
d)	Neither the officers, directors or partners of Pleasant Lake Apts. Ltd.
	Partnership have been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors, if any) within the last years.
e)	Neither the officers, directors, or partners of Pleasant Lake Apts.
	Ltd. Partnership have been a party to any civil proceedings of a judicial or administrative body or competent jurisdictions of the type described in Item 2 of schedule 13D within the last five years.

Ramat Securities Ltd., 23811 Chagrin Blvd, # 200, Beachwood, Ohio 44122
Broker Dealer
d)	Neither the members or unitholders of Ramat Securities Ltd. have
	been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors, if any) within the last five years.
e)	Neither the members or unitholders of Ramat Securities Ltd. have
	been a party to any civil proceedings of a judicial or administrative body or competent jurisdictions of the type described in Item 2 of Schedule 13D within the last five years.



Item 3.		Source and Amount of Funds or Other Consideration

Howard Amster in his individual retirement account purchased Algoma Steel Inc. new common shares and convertible notes with personal funds without borrowing. The total consideration for the new common share purchases is $ 1,634,380. The total consideration for the convertible notes is $ 1,089,587.


Amster Trading Company purchased Algoma Steel Inc. new common shares and convertible notes with working capital without borrowing.
The total consideration for the new common share purchases is $ 133,544. The total consideration for the convertible notes is $ 89,020.

Gould Trading Company purchased Algoma Steel Inc. new common shares and convertible notes with working capital without borrowing.
The total consideration for the new common share purchase is $ 93,914. The total consideration for the convertible notes is $ 62,609.

Pleasant Lake Apts. Ltd Partnership purchased Algoma Steel Inc. new common shares and convertible notes with partnership funds without borrowing. The total consideration for the new common share purchase is $ 104,244. The total consideration for the convertible notes is $ 69,496.

Ramat Securities Ltd. purchased Algoma Steel Inc. new common shares and convertible notes with working capital without borrowing.
The total consideration for the new common share purchases is $ 568,177. The total consideration for the convertible notes is $ 378,794.

Item 4.		Purpose of Transaction

Algoma announced that its Plan of Arrangement and Reorganization was Implemented on January 29, 2002. The Member Group had owned the
Algoma Steel 12.375% due 7/15/05 bonds, which were cancelled.

Distribution for each cancelled $ 1000 Bond:

$ 357.76 11% notes due 12/31/2009,
$ 178.88   1% convertible notes due 12/31/2030,
42.93 new common shares



This filing reports the new common share ownership and the 1% convertible notes as if they were converted at $ 10.00 Canadian into new common shares (which has not and may not ever occur).
The 1% convertible notes cannot be converted till 120 days after January 29, 2002, provided that all filings of the Issuer have been made and subject to all applicable regulatory approvals.

Howard Amster, Amster Trading Company, Tamra F. Gould, Gould Trading Company, Pleasant Lake Apts. Corp., Pleasant Lake Apts. Ltd.
Partnership and Ramat Securities Ltd. acquired their shares through a reorganization of the Company by exchanging their bonds for various notes and new common shares for purposes of investment. They may be deemed to be a group.

		a)	Any member of the group might acquire additional
		shares or other securities of the Issuer or dispose of some or all of their shares depending upon market conditions and their personal circumstances.

There are no present plans or proposals by any of the purchasers of record or the beneficial owners as reported in this Schedule 13D which relate to or would result in the following:

b)	An extraordinary corporate transaction, such as a merger,
reorganization or liquidation, involving the issuer or any of its subsidiaries;

c)	A sale or transfer of a material amount of assets of the
Issuer or any of its subsidiaries;

d)	Any change in the present board of directors or management
of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

e)	Any material change in the present capitalization or
dividend policy of the issuer;

f)	Any other material change in the issuer's business or
corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;



g)	Changes in the issuer's charter, bylaws or instruments
corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

h)	Causing a class of securities of the issuer to be delisted
from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

i)	A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

j)	Any action similar to any of those enumerated above.


Item 5.		Interest in Securities of the Issuer

(a)(b)	The aggregate amount owned by the Reporting Persons is
1,131,882 new common shares or 5.66 % of the outstanding shares and if the convertible notes were converted into 772,310 new common shares that combined would total 1,904,192 new common shares or 6.34 % of the outstanding shares.

Howard Amster in his individual retirement account owns 747,111 new common shares or 3.74 % of the outstanding shares and if the convertible notes were converted into 498,074 new common shares that combined would total 1,245,185 new common shares or 4.15 % of the outstanding shares.

Amster Trading Company owns 61,046 new common shares or ..3 % of the new common shares outstanding and if the convertible notes were converted into 40,693 new common shares that combined would total 101,739 new common shares or ..34 % of the outstanding shares.

Gould Trading Company owns 16,347 new common
shares or .08 % of the new common shares
outstanding and if the convertible   notes were
converted into 28,620 new common shares that combined would total 44,967 new common shares or ..15 % of the outstanding shares.





Pleasant Lake Apts. Ltd. Partnership owns 47,652 new common shares or .24 % of the new common shares outstanding and if the convertible notes were converted into 31,768 new common shares that combined would total 79,420 new common shares or .26 % of the outstanding shares.

Ramat Securities Ltd. owns 259,726 new common shares or
1.30 % of the new common shares outstanding and if the convertible notes were converted into 173,155 new common shares that combined would total 432,881 new common shares or 1.44 % of the outstanding shares.

c)	The reorganization agent was Wilmington Trust Co.
Distribution from Implementation of Reorganization Plan received 3/7/02.

Cost basis of new common shares $ 2.1876.

Identity		Date		Shares
Howard Amster	11/13/01	197,478
Individual 		11/26/01	103,032
Retirement		11/28/01	102,603
Account		12/07/01	  34,344
			12/11/01	  18,717
			01/15/02	290,937

Amster Trading	11/26/01	  39,581
Company		11/28/01	  21,465

Gould Trading		11/13/01	  42,930
Company

Pleasant Lake		12/11/01	  47,652
Apts. Ltd.
Partnership

Ramat 			02/12/01	  62,248
Securities Ltd.		11/13/01	    7,513
			11/13/01	  51,516
			11/14/01	    2,018
			11/26/01	    7,641
			01/15/02	128,790


					SHARES SOLD
									Executing
			Date		Shares		Price		Broker
Gould Trading		03/06/02	  5,000		2.2644		Ramat Securities
Company		03/07/02	18,283		2.2763		Ramat Securities
			03/08/02	  3,300		2.1732		Ramat Securities


1 % Convertible Notes due 12/31/2030, received from Reorganization Plan
These notes are not convertible till 120 days after day of Plan's Implementation.

Cost basis of new common shares (if converted) $ 2.1876.

					1% Convertible	Issuable Shares
Identity		Date		Notes			(if 1% notes converted
								after 120 days of plan)
Howard Amster	11/13/01	$ 822,848		131,655
Individual		11/26/01	$ 429,312		  68,689
Retirement 		11/28/01	$ 427,523		  68,394
Account		12/07/01	$ 143,104		  22,897
			12/11/01	  $ 77,992		  12,476
			01/15/02        $1,212,269		193,963

Amster Trading	11/26/01	$ 164,927		  26,388
Company		11/28/01	 $  89,440		  14,305

Gould Trading		11/13/01	$ 178,880		  28,620
Company

Pleasant Lake		12/11/01	$ 198,556		  31,768
Apts. Ltd
Partnership

Ramat 			02/12/01	$ 259,376		  41,500
Securities Ltd.		11/13/01	  $ 31,304		    5,009
			11/13/01	$ 214,656		  34,345
			11/14/01	    $ 8,407		    1,347
			11/26/01	  $ 31,841		    5,092
			01/15/02	$ 536,640		  85,862





Item 6.		Contracts, Arrangements, Understandings or Relationships
		with Respect to Securities of the Issuer

There are no contracts, arrangements, understandings or relationships with respect to securities of the issuer with any persons except as set forth in items 2, 3, 5 above.

Item 7.		Material to Be Filed as Exhibits

Agreement between Howard Amster and Tamra F. Gould concerning this Schedule 13D.

Signature	After reasonable inquiry and to the best of our knowledge
		and belief, we certify that the information set forth in this statement is true, complete and correct.

Date:		March 13, 2002



Howard Amster				Ramat Securities Ltd.
						By:	David Zlatin
						Title:	Principal
Amster Trading Company
By:	Howard Amster
Title:	President


Tamra F. Gould


Gould Trading Company
By:	Tamra F. Gould
Title:	President


Pleasant Lake Apts. Corp.
By:	Howard Amster
Title:	President


Pleasant Lake Apts. Limited Partnership
By:	Howard Amster
Title:	President of Pleasant Lake Apts. Corp, the General Partner




EXHIBIT




					AGREEMENT


Howard Amster and Tamra F. Gould hereby agree that the
Schedule 13D to which this Agreement is attached as an
exhibit is filed on behalf of each of them.


Date	March 13, 2002




Howard Amster




Tamra F. Gould